AKY 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

14046876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC

(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC Mail Processing Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, MARK A. HEMENETZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHRODER FUND ADVISORS LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHAIRMAN + DIRECTOR

Title

Notary Public

LINA S. KRIVYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified in New York County
My Commission Expires July 06, 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schroder Fund Advisors LLC

Statements of Financial Condition
December 31, 2013 and December 31, 2012

CRD #24129

pwc

Schroder Fund Advisors LLC

Statements of Financial Condition
December 31, 2013 and December 31, 2012

Schroder Fund Advisors LLC
Index

pwc

Independent Auditor's Report

To the Board of Managers and Member of
Schroder Fund Advisors LLC:

We have audited the accompanying statement of financial condition of Schroder Fund Advisors LLC (the "Company") as of December 31, 2013 and December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors LLC at December 31, 2013 and December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 21, 2014

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2013 and December 31, 2012

	2013	2012
Assets		
Cash	$326,446	$326,783
Receivable from parent	295,460	153,671
Receivable from affiliate (note 3)	1,077,892	1,033,938
Pre paid regulatory fees	44,894	98,733
Accrued income	45,682	23,916
Total assets	$1,790,374	$1,637,041
Liabilities and member's equity		
Liabilities		
Due to parent	$307,614	$231,253
Due to affiliate	47,046	30,564
Accrued expenses	49,095	43,660
	$403,755	$305,477
Member's equity	$1,386,619	$1,331,564
Total liabilities and member's equity	$1,790,374	$1,637,041

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010 (the "Merger Date"), in accordance with Title 6, Section 18-209 of the Limited Liability Company Act of the State of Delaware and Section 902 of the New York Business Corporation Law, and pursuant to an Agreement and Plan of Merger. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989 and, as of the Merger Date, the Company succeeded to all the rights, powers, privileges and franchises and became subject to all of the obligations, liabilities, restrictions and duties of SFA Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and member of the Securities Investor Protection Corporation ("SIPC"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

Cash
Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

Income taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. Its taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. The Company's policy is to accrue income taxes on a separate return basis pursuant to ASC 740, "Accounting for Income Taxes."

The Company has a tax sharing agreement with the Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense is determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is currently payable.

3. Related party transactions

As part of Schroders plc's process to manage surplus cash and investment returns effectively, surplus cash of $1,078,219 (2012: $1,033,938) was swept to a central bank account held by Schroder Financial Services Limited, a related party. These balances are shown in 'Receivable from affiliate' on the Statement of Financial Condition.

Current tax expense determined pursuant to the intercompany tax sharing agreement described in the Accounting Policies section above is settled through the "Due to Affiliates" account.

4. Income taxes

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.

For the year ended December 31, 2013, the Company's effective tax rate was 45.9% (2012: 45.9%). The difference between the Federal statutory rate and the Company's effective rate is generally attributable to State and local taxes.

As of January 1, 2013, the Company did not have any potential exposure for tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2013. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently estimable, as this would involve future claims that may be made against the Company that have not occurred.

6. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2013, the Company had net capital, as defined, of $218,150 (2012: $174,978) which was $210,930 (2012: $164,858) in excess of its net capital requirement of $7,220 (2012: $10,120), and its ratio of aggregate indebtedness to net capital was 0.496 to 1 (2012: 0.867 to 1).

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

7. Subsequent events

Management has evaluated the events and transactions that have occurred through February 21, 2014, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified by the Forest Stewardship Council.